UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BOSTON SCIENTIFIC CORPORATION
(Name Of Subject Company (Issuer) Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

10113707
(CUSIP Number of Class of Securities)

Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☐

DATE:	May 9 , 2007

TO:	All Stock Option Exchange Eligible Employees

FROM:	Jim Tobin, President and Chief Executive Officer
Lucia Quinn, Executive Vice President, Human Resources

RE:	Approval for Stock Option Exchange Program
At yesterday’s annual stockholder meeting, Boston Scientific stockholders approved a stock option exchange program for employees. We want to make you aware of this important program and what it will mean for you and the company.
Overview
This program provides eligible employees the opportunity to exchange their unexercised, underwater stock options that carry exercise prices of $25.00 or higher for a lesser number of deferred stock units (DSUs). The program offer begins on May 22, 2007 and is scheduled to expire on June 18, 2007 at 11:59 p.m. Eastern Daylight Savings Time. This is a voluntary program—the choice to participate is yours. To help you make an informed decision, you will be receiving more detailed information about the program terms and timing shortly.
Boston Scientific employees with eligible options who are employed through the end of the program offer period, except members of the Executive Committee and Board of Directors, are eligible to participate in the program.
Benefits to Employees and Boston Scientific
Boston Scientific recognizes that its long-term incentive program is an important part of employees’ total compensation package. Many of you have expressed disappointment that stock options have not delivered value to you over the past few years because our current stock price is lower than the exercise price of many of your options, referred to as “underwater”. In response to your feedback, we are offering you the choice to exchange certain options for new DSUs. The number of DSUs you would receive for each exchanged option grant is based on an exchange ratio dependent upon the exercise price of your options. DSUs reflect our commitment to issue shares of our common stock to you upon vesting—without the need to pay an exercise price, as with stock options. We believe that employees who own a stake in the company are more engaged in the business and invested in the company’s success.
The company benefits from the program’s cost-neutral approach, in that the value of the exchanged options is roughly equivalent to the value of the newly granted DSUs. In addition, the program allows Boston Scientific to recover a large number of outstanding option shares for future use in our equity incentive programs.

Next Steps
Prior to and during the program offer period, we will provide you with information and tools to help you understand how the program works. As you consider this voluntary program, it is important to review all of the materials provided and carefully consider your personal, professional and financial situation before making a decision about whether to participate. You will be receiving more detailed information over the next few weeks about the program, including the exchange ratio and vesting requirements, where to direct your specific questions and what you need to do if you wish to participate. In the meantime, please contact Mellon Investor Services in the United States at 800-718-2943 or internationally at 201-680-6670 or send an email to BSCEquityCompSupport@bsci.com with questions.
Thank you in advance for taking the time to learn about the program and for your loyalty to Boston Scientific. We hope that you find the opportunity to participate in the option exchange program to be an important benefit of being part of the BSC team.
Jim and Lucia
This memo does not constitute an offer to sell or the solicitation of an offer to buy your securities. The option exchange will involve a formal tender offer for your options. Anyone to whom the tender offer is directed will be notified when the tender offer commences. We will deliver the actual tender offer documents to all affected option holders when the tender offer commences, and those documents will also be available for free at the SEC’s website.